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                                                                      EXHIBIT 21


NEWS RELEASE


               CONTACT:  Andreas Sommer, Ph.D.
                         President and Chief Executive Officer
                         (408) 450-5503


                CELTRIX'S SOMATOKINE(R) IMPROVES CARDIAC FUNCTION
                            IN VICTIMS OF BURN TRAUMA

        RESULTS HAVE POTENTIAL WIDESPREAD APPLICATION FOR HEART PATIENTS

     SANTA CLARA, CA -- November 19, 1998 -- Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX) announced that data presented at the American Heart Association Conference in Dallas, TX, show statistically significant effects of SomatoKine(R) treatment on cardiac function in burn trauma patients.

     Following severe burn injury, heart and circulatory functional changes occur including relative depression of heart function. This in turn may lead to inadequate blood supply to other parts of the body. Inadequate blood supply can result in tissue damage, organ failure, shock and ultimately death.

     J. Rai, M.D. and her colleagues at the Shriners Hospital for Children-University of Texas Medical Branch in Galveston showed that six severely burned children receiving an intravenous infusion of SomatoKine, Celtrix's novel IGF-BP3 compound, for five days, showed a 16% improvement in cardiac output and a 15% increase in stroke volume over saline-treated controls. Other patients treated with different dose levels showed a lesser response. No side effects were noted and the observed improvements were not accompanied by undesirable increases in left ventricular wall thickness or increased oxygen consumption by the heart muscle.

     "Although anabolic agents such as insulin-like growth factor-I (IGF-I) have been known to attenuate cardiac dysfunction after severe burn trauma, the use of these agents in burn therapy has been complicated by systemic side effects such as hypoglycemia," commented Dr. Jyoti Rai, principal investigator. "On the other hand, SomatoKine (IGF-I complexed to its major binding protein, BP-3) has demonstrated efficacy and an impressive safety profile."

     "This degree of improvement in heart function is sufficient to potentially improve overall outcomes in patients with cardiac dysfunction in association with large burns. In addition, this may also be beneficial to patients with acute or chronic cardiac dysfunction in a variety of disease states, including other forms of trauma and chronic congestive heart failure," stated Martin E. Sanders, M.D., medical consultant to Celtrix for this study.

     Andreas Sommer, Ph.D., Celtrix's president and chief executive officer, added, "These data are the latest findings from our Phase II clinical trials involving patients with severe burns. They are further indication of SomatoKine's multi-functional activity in counterbalancing adverse conditions induced by trauma. We have reported previously on the drug's ability to reverse the catabolic condition which leads to degradation of muscle tissue and its positive effect on the immune system."


                                     -more-

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"Celtrix's SomatoKine Improves Cardiac Function in Victims of Burn Trauma"
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CELTRIX PHARMACEUTICALS

     Celtrix is a biopharmaceutical company developing therapeutics for seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's focus is on SomatoKine, the novel IGF-BP3 complex, for treatment of a broad range of metabolic disorders. SomatoKine is currently undergoing Phase II clinical testing for the treatment of severe osteoporosis (recovery from hip fracture surgery), traumatic burns and diabetes. Celtrix has also licensed rights for development of another molecule, TGF-beta-2, to Genzyme Corporation for incorporation into their comprehensive program for tissue repair. TGF-beta-2 is currently in Phase II clinical testing for treatment of dermal ulcers.

     This news release contains certain forward-looking statements within the meaning of Section 21 of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with the outcomes of future clinical trials involving SomatoKine and the ability to enter into collaboration(s) with corporate partners, as well as risks associated with future research, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.

                                      -end-